DOREL INDUSTRIES INC.

2005 RENEWAL ANNUAL INFORMATION FORM

March 30, 2006

TABLE OF CONTENTS

CORPORATE STRUCTURE………………………………2

Incorporation of Dorel Industries Inc………………….2

Subsidiaries ……………………………………………2

GENERAL DEVELOPMENT OF THE BUSINESS ……...3

Major Events in the Development of the Business …….3

NARRATIVE DESCRIPTION OF THE BUSINESS ……..5

Operating Segments and Principal Products…………..5

Home Furnishings Segment…………………………….5

Juvenile Products Segment …………………………….6

Recreational/Leisure Segment …………………………6

Distribution ……………………………………………6

Major Customers ………………………………………6

Foreign operations …………………………………….7

Components ……………………………………………7

Intangible Properties …………………………………..7

Cycles ………………………………………………….8

Competitive Conditions ………………………………..8

Product Development ………………………………….9

Environmental Protection ……………………………..9

Employees ……………………………………………..9

RISK FACTORS …………………………………………...9

Product and Brand Development ……………………...9

Concentration of Revenues …………………………….9

Credit Risk ……………………………………………10

Product Costs ………………………………………...10

Product Liability ……………………………………..10

Foreign Currency …………………………………….10

Income Taxes …………………………………………10

Valuation of Goodwill and other Intangible Assets ….10

DIVIDEND ………………………………………………..11

DESCRIPTION OF CAPITAL STRUCTURE …………...11

General Description of Capital Structure ……………11

Market for the Negotiation of Securities,

Trading Prices and Volume Traded …………………….11

DIRECTORS AND SENIOR OFFICERS ………………..12

PRINCIPAL SHAREHOLDERS …………………………15

TRANSFER AGENT AND REGISTRAR ……………….16

NAMES AND INTEREST OF EXPERTS ……………….16

INFORMATION ON THE AUDIT COMMITTEE ……...16

ADDITIONAL INFORMATION ………………………...17

Unless otherwise indicated, all references to “dollars” and the symbol “$” in this renewal annual information form are to Canadian dollars.

CORPORATE STRUCTURE

Incorporation of Dorel Industries Inc.

Dorel Industries Inc. (the “Company”) was incorporated on March 5, 1962 pursuant to Part I of the Companies Act (Quebec) under the name Dorel Co. Ltd.  On May 19, 1987, the Company was continued under Part IA of the Companies Act (Quebec), at which time certain changes were effected to its share capital, the “private company” provisions were removed from its Articles and the company name was changed to Dorel Industries Inc./Les Industries Dorel Inc.  On October 26, 1988, the Company amalgamated with its wholly-owned subsidiary, Ridgewood Industries Ltd.  On September 20, 1991, the Company filed Articles of Amendment, effective October 1, 1991, converting each issued and outstanding common share into one-half of a Class A Multiple Voting Share carrying ten votes per share and one-half of a Class B Subordinate Voting Share carrying one vote per share. The Company’s head and registered office is located at 1255 Greene Avenue, Suite 300, Montreal, Quebec, H3Z 2A4.

Subsidiaries

Schedule A annexed hereto sets out the major companies within the organizational structure of the Company as of December 30, 2005 and the jurisdiction of incorporation of each subsidiary.  Each of the subsidiaries is wholly owned, either directly or indirectly, by the Company.

For the purposes of this renewal annual information form, “Dorel” refers to the Company together with its subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Dorel is a global manufacturer of consumer products.  It specializes in three market segments: juvenile products, home furnishings and recreational / leisure items.  Dorel’s extensive product offering includes juvenile products such as infant car seats, strollers, high chairs, toddler beds, playpens, swings and infant health and safety aids; home furnishings such as a wide variety of Ready-to-Assemble (“RTA”) furniture for home and office use, as well as metal folding furniture, futons, step stools, ladders and other imported furniture items; and recreational / leisure items such as bicycles, jogging strollers and other recreational products and accessories.

As at the date of this renewal annual information form, Dorel employs approximately 4,500 people in 14 countries.  Dorel’s major North American facilities are located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana; Tiffin, Ohio; Dowagiac, Michigan; Madison, Wisconsin; and Canton, Massachusetts.  In addition to these facilities, Dorel has North American showrooms in Toronto, Ontario and High Point, North Carolina. Dorel’s major divisions in the United States include Ameriwood Industries and the Dorel Juvenile Group (DJG USA), which incorporates the Cosco and Safety 1st brand names; and Pacific Cycle, which markets the Schwinn, Mongoose, GT, InSTEP and Roadmaster brands.  In Canada, Dorel operates Dorel Distribution Canada, Ridgewood Industries and Dorel Home Products.  Dorel’s European operations are carried out through the Dorel Europe headquartered in Cholet, France with major facilities in France, Italy, Portugal, the Netherlands and the United Kingdom. Additionally, sales offices are located Germany, Spain, Switzerland, Belgium and Austria.  Brand names marketed in Europe include: Maxi-Cosi, Bébé Confort, Quinny, Monbébé, Safety 1st, Babidéal, and Baby Relax.  The Company’s Dorel Asia division specializes in importing furniture and other related finished goods from the Orient. Dorel also has eight offices in the People’s Republic of China, headquartered in Shanghai, which oversee the sourcing, engineering and logistics of the Company’s supplier chain.

Major Events in the Development of the Business

The Company was founded in Montreal, Quebec in 1962 by Mr. Leo Schwartz, who served as its President until 1992.  Dorel began operations as a small manufacturer and distributor of juvenile products.  By the early 1970s, Dorel had established a national sales network for its products.

In 1987, the Company completed an initial public offering in the province of Quebec of two million common shares at a price of $5.00 per share for gross proceeds of $10 million.  At the same time, its common shares commenced trading on the Montreal Exchange.

In 1988, Dorel purchased Cosco, Inc. (“Cosco”) of Columbus, Indiana, a company involved in the production of children’s furniture and accessories, as well as the production of folding metal furniture.  This acquisition significantly increased Dorel’s presence in the juvenile products and home furnishing industries in North America.

Dorel (U.K.) Ltd. (“Dorel (U.K.)”) was established in 1988 to penetrate the juvenile market in the United Kingdom and continental Europe.  The Company originally owned 75% of Dorel (U.K.) and acquired the remaining 25% interest in 1990 for nominal consideration.

In 1990, Dorel acquired all of the shares of Charleswood Corporation (“Charleswood”), a manufacturer and distributor of RTA furniture located near St. Louis, Missouri.

The Company’s common shares were listed on the Toronto Stock Exchange in 1990.

In September 1991, the Company’s shareholders approved a share capital reorganization, pursuant to which each issued and outstanding common share was converted into one-half of a Class A Multiple Voting Share carrying ten votes per share and one-half of a Class B Subordinate Voting Share carrying one vote per share.

In December 1991, the Company completed a public offering in Canada of 2.6 million Class B Subordinate Voting Shares at a price of $5.75 per share for gross proceeds of $14.95 million.

Also in 1991, Cosco purchased the assets of Silgo International, a manufacturer and distributor of children’s wall hangings and decorative accessories based in San Diego, California.  The assets were used to establish Infantino, Inc. (“Infantino”), a Dorel subsidiary that manufactured and sold juvenile accessories.

During 1993, Dorel purchased the assets of Carol Ann Furniture of Montreal, Quebec.  The assets were used in 1994 to establish Leadra Design Inc. (“Leadra”), a Dorel subsidiary that manufactured and distributed a line of mid-priced bedroom sets, wall units, tables and chairs.

In 1994, Dorel purchased Maxi-Miliaan B.V. (“Maxi-Miliaan”), an infant car seat distributor based in the Netherlands.  The acquisition allowed Dorel to more effectively penetrate the fragmented European market.  Maxi-Miliaan also has sales offices in France and Germany.

In November 1997, the Company issued one million Class B Subordinate Voting Shares at a price of $34 per share by way of public offering in Canada.  In December 1997, the Company issued an additional 75,000 Class B Subordinate Voting Shares at a price of $34 per share upon the exercise of an over-allotment option by the underwriters of the public offering.  The gross proceeds to the Company from the public offering and the exercise of the over-allotment option were $36.55 million.

In May 1998, Dorel acquired Ameriwood Industries Inc. (“Ameriwood”), a RTA furniture manufacturer that has facilities in Tiffin, Ohio and Dowagiac, Michigan.  A portion of the purchase price for Ameriwood was financed by the issuance of 460,000 Class B Subordinate Voting Shares at a price of $47.65 per share by way of public offering in the United States and Canada.  The net proceeds to the Company from this offering were $20.2 million.  Effective December 1998, Ameriwood was combined with Charleswood under the Ameriwood name.

In August 1998, the Company announced a two-for-one stock split, which became effective in September 1998.  In the same month, Dorel acquired Okla Homer Smith (“Okla Homer”), a unit of Century Products.  Okla Homer was a manufacturer of wooden juvenile furniture; its operations were consolidated with those of Cosco.  In September 1998, Dorel announced the closing of the Leadra unit, which closing was completed in December.  Dorel incurred a restructuring charge of $10.1 million USD before tax in connection with the closing of Leadra and the reorganization of the newly acquired Ameriwood.

In June 2000, Dorel acquired Safety 1st Inc. (“Safety 1st”) for a total cost of $150.5 million USD.  Safety 1st was a publicly-traded company in the United States with locations in Canada and Europe.  Safety 1st is a recognized brand name in North America and a well-known company in the child safety segment of the juvenile industry.

Subsequent to the acquisition of Safety 1st and as part of the integration of the Juvenile businesses in North America and Europe, a major restructuring was undertaken.  In addition to the costs attributed to merging Safety 1st into Dorel’s U.S. juvenile business, three of Dorel’s operations were discontinued.  These discontinued operations: (i) resulted from the sale of the assets of the Infantino division and the closing of the Okla Homer crib factory acquired in 1998; and (ii) included the imported strollers sales business in the United Kingdom carried out through Dorel U.K.  The juvenile operating units were renamed Dorel Juvenile Group (DJG) in the United States, Canada and Europe.

In April 2001, Dorel acquired Quint B.V. (“Quint”) of the Netherlands for $9.2 million USD.  Founded 50 years ago, Quint is an established designer and marketer of high-end baby strollers sold in European specialty shops under the “Quinny” brand.  The acquisition was designed, in part, to increase Dorel’s juvenile business in Europe.

In May 2002, the Company issued 2,929,200 Class B Subordinate Voting Shares at a price of $38.50 per share by way of public offering in Canada, for gross proceeds to the Company of $112.8 million.  The net proceeds of the public offering were used by the Company to reduce bank indebtedness.

In July 2002, the Company sold, through one of its subsidiaries, $50 million USD principal amount of 6.80% Series A Senior Guaranteed Notes due July 26, 2012.  The net proceeds from the sale of the notes were used to repay floating debt that was outstanding at the time.  The notes were purchased by a group of institutional investors led by The Prudential Insurance Company of America.

In February 2003, the Company acquired all of the outstanding common shares of Ampa Development SAS (“Ampafrance”), a company headquartered in Cholet, France with major facilities in Portugal and Italy.  Ampafrance is a developer, manufacturer, marketer and distributor of juvenile products, including strollers, car seats and other juvenile products.  The total consideration was $247.2 million USD.  The majority of the acquisition cost was financed through long-term debt with the balance being paid in cash.

In connection with the acquisition of Ampafrance, now known as “Dorel France”, Dorel completed the sale in February 2003 of $110 million USD principal amount of senior guaranteed notes.  The senior guaranteed notes were purchased by a group of institutional investors including Prudential Capital Group, an institutional investment business of Prudential Financial, and Teachers Insurance and Annuity Association - College Retirement Equity Fund.  Of the $110 million USD, Dorel issued $55 million USD of Series A Notes bearing interest at 5.09% due February 11, 2008, and $55 million USD of Series B Notes bearing interest at 5.63% due February 10, 2010.

In September 2003, Dorel acquired all of the outstanding common shares of Carina Furniture Industries Ltd. (“Carina”), based in Brampton, Ontario, for total consideration of $39.9 million USD.  Carina operates in the Home Furnishings segment and is known for its Carina and SystemBuild brand names. The Brampton facility was closed in 2004 with the majority of the production being shifted to Dorel’s RTA plant in Cornwall, Ontario.

Pursuant to a normal course issuer bid announced on August 7, 2003, the Company was entitled to repurchase for cancellation up to a maximum of 200,000 Class B Subordinate Voting Shares over a twelve-month period starting on August 11, 2003 at the prevailing market price on the Toronto Stock Exchange. The program expired on August 10, 2004. During the fiscal year ended December 30, 2004, the Company did not purchase any shares for cancellation. During the fiscal year ended December 30, 2003, the Company purchased an aggregate of 5,000 Class B Subordinate Voting Shares for total consideration of $129,000 USD. These shares were cancelled upon their purchase by the Company.

In February 2004, Dorel acquired all the outstanding shares of Pacific Cycle, LLC, (“Pacific Cycle”) a designer and supplier of bicycles and other recreational products headquartered in Madison, Wisconsin. The total consideration for the acquisition was $311 million USD. The majority of the acquisition cost was financed through long-term debt, with the balance being paid in cash. A balance of sale of $5.6 million USD remains to be paid at December 30, 2005. Additionally, as part of the acquisition agreement, certain members of Pacific Cycle's management group are party to a deferred purchase price payment plan. Under the terms of this plan, additional consideration is contingent upon achieving specified earnings objectives over a period of three years following the date of acquisition. When the contingency is resolved, if earnings objectives are met, a maximum of $10.4 million USD would be recorded as an additional element of purchase price and would increase goodwill. Other additional amounts would become payable at the end of the three-year period, if earnings exceed specified objectives and current members of management are still employed by the Company. These amounts would be recorded as compensation expense in the period in which it is probable they will be incurred. The operations of Pacific Cycle are reported as a separate reporting segment referred to as “Recreational/Leisure”.

In September 2005, Dorel announced a significant consolidation at Ameriwood Industries, the Company’s RTA furniture division.  Production ceased at its Wright City, Missouri facilities, the manufacturing premises were closed and related assets are being disposed of.  The closure was necessitated by excess capacity caused by a strategic shift away from exclusive domestic production to a combination of North American production and imported items. The restructuring is part of an overall plan to improve the earnings of the Home Furnishings Segment. The consolidation plan is expected to be completed by the end of 2006.

NARRATIVE DESCRIPTION OF THE BUSINESS

Operating Segments and Principal Products

Dorel’s goal is to be one of the premier consumer products companies in North America and Europe. Dorel is a global consumer products company engaged in the design, manufacture and marketing of a diverse portfolio of strong consumer brands, sold through its Juvenile, Home Furnishings and Recreational/Leisure segments. Within each of these segments, there are several operating divisions or subsidiaries. Each is operated independently by a separate group of managers. Senior management of the Company coordinates the businesses of all segments and maximizes cross-selling, cross-marketing, procurement and other complementary business opportunities.

Home Furnishings Segment

The Home Furnishings segment consists of Ameriwood Industries (“Ameriwood”), as well as Cosco Home & Office (“Cosco”) and Dorel Asia. Ameriwood specializes in ready-to-assemble (RTA) furniture and futons and is headquartered in Wright City, Missouri. In addition, significant manufacturing and distribution facilities are located in Michigan, Ohio, Ontario and Quebec. Brand names used by Ameriwood are Ameriwood, Ridgewood, Charleswood, Altra, Dorel Home Products, Carina and SystemBuild. Also, Ameriwood has entered into several licensing arrangements, including one with California Closets which provides additional branding opportunities. Cosco is located in Columbus, Indiana and in addition to selling under its own brand has a licensing agreement with Samsonite. In 2004, Cosco entered the home healthcare market with its launch of Cosco Ability Care Essentials, a line of healthcare products aimed at the end consumer. This line was augmented in 2005 with the launch of products under the Adepta brand name. Dorel Asia specializes in sourcing finished goods from the Orient for sale in North America, and is becoming a proportionately larger piece of the segment. Ameriwood both manufactures and imports finished goods, whereas Cosco and Dorel Asia import finished goods exclusively.

The Home Furnishings segment produces RTA furniture for the home and office, metal folding furniture, futons, step stools, ladders and other imported furniture items. RTA furniture is manufactured and packaged as component parts and is assembled by the consumer. RTA furniture, by its nature, is a reasonably priced alternative to traditional wooden furniture. Home furnishings are sold mainly to mass merchants, office superstores and hardware/home centres.

Both in 2005 and in 2004, this segment accounted for approximately 32% of Dorel’s revenues. Revenues in 2005 were $569.3 million USD compared to $543.2 million USD in 2004, representing an increase of 4.8%.

Juvenile Products Segment

The Juvenile Products Segment manufactures and imports products such as infant car seats, strollers, high chairs, toddler beds, playpens, swings and infant health and safety aids.  These products are marketed under the brand names Cosco and Safety 1st in North America, and Maxi-Cosi, Quinny, Safety 1st, Bébe Confort, Babidéal, Monbébé and Baby Relax in Europe.  In addition, Dorel has licensing agreements for names such as Eddie Bauer. Moreover, many of Dorel’s divisions sell products to customers which are marketed under various house brand names.

In North America, Dorel either manufactures or imports finished goods and sells juvenile products at all price levels – from entry level to high-end price points – with products designed for consumers whose priorities are safety and quality at reasonable prices. However as the majority of sales are through mass merchants, department stores and hardware/home centres, the majority of sales are at lower to mid-price points. In recent years, licensing agreements with well-recognized brand names have accelerated the entry into higher-priced juvenile products market. In addition, large retailers are beginning to enter this higher-end market. In Europe, Dorel also sells higher-end juvenile products to boutiques and smaller stores along with major European chains. Products sold are a combination of manufactured and imported items.

In 2005, this segment accounted for approximately 48% of Dorel’s revenues. This compares to 45% in 2004. Revenues in 2005 were $846.9 million USD compared to $776.4 million USD in 2004, representing an increase of 9.1%.

Recreational/Leisure Segment

The Recreational/Leisure segment consists of Pacific Cycle and is based in Madison, Wisconsin with distribution in California and Illinois. Pacific Cycle is a leader in the design, marketing and distribution of high quality, branded bicycles and other recreational products. All of Pacific Cycle’s products are imported as finished goods, ready for sale. Best known for its Schwinn, Mongoose and GT bicycle brands, the Company also markets products under the Roadmaster, InStep, Pacific and Murray labels. Pacific Cycle combines these well-known brands with long-established, efficient Asian sourcing. It distributes its brands through its strong relationships with high volume retailers, particularly in the mass merchant channel. By capitalizing on the continued growth of this sales channel, Pacific Cycle has garnered an industry-leading share of total U.S. bicycle sales, including a significant presence in the mass merchant sector. Pacific Cycle’s brand portfolio enables it to serve virtually all consumer demographics, price categories and bicycling styles. Additionally, Pacific Cycle licenses its brand names internationally on bicycles, as well as in the United States on other products such as clothing and bike accessories. In 2005, this segment accounted for approximately 20% of Dorel’s revenues. This compares to 23% in 2004.

Distribution

Dorel sells its products primarily to major retail chains.  In 2005, Dorel made sales to the following: (i) mass merchant discount chains; (ii) speciality stores; (iii) department stores; (iv) hardware/home centres; and (v) independent stores.

Dorel conducts its business through a variety of sales and distribution arrangements.  These consist of salaried Dorel employees; individual agents who carry Dorel’s products on either an exclusive or non-exclusive basis; individual specialized agents, who sell products, including Dorel’s, exclusively to one customer such as a major discount chain; and sales agencies which themselves employ their own sales force.

While retailers carry out the bulk of the advertising of Dorel’s products, all of the segments advertise and promote their products through the use of advertisements in specific magazines, multi-product brochures and other media outlets.

Major Customers

In 2005, Dorel had three major customers (Wal-Mart, K-Mart Corporation (“K-Mart”) and Toys “R” Us) each representing more than 10% of sales. These three major customers represented an aggregate of 59.1% of total revenue. In 2004, Dorel had two major customers (Wal-Mart and Toys “R” Us) each representing more than 10% of sales.  These two major customers represented an aggregate of 51.4% of total revenue.

Dorel believes that its commitment to providing a high quality, industry-leading level of service has allowed it to develop successful and mutually beneficial relationships with such major retailers as Wal-Mart, K-Mart and Toys “R” Us.  Dorel has achieved high levels of customer satisfaction by fostering particularly close contacts between its sales representatives and clients.  To this end, Dorel has a permanent, full-service account team dedicated exclusively to Wal-Mart, located near Wal-Mart’s headquarters in Bentonville, Arkansas.  Dorel has also engaged account teams dedicated exclusively to K-Mart and Toys “R” Us.  These dedicated account teams give Dorel’s customers the assurance that inventory and supply requirements will be met and that any problems will be immediately addressed.  The account teams also provide product and market analysis and can assist with product specification and design.

Dorel believes that the trend among its mass merchant customers is to buy from fewer but larger suppliers who are able to deliver a wide range of products, provide greater security of supply and render increased levels of service.  Dorel believes that its ability to deliver a wide range of products on a reliable basis, combined with its demonstrated commitment to service, provides it with an important competitive advantage in this environment.

Dorel’s relationships with Wal-Mart, K-Mart and Toys “R” Us has the additional benefit of providing Dorel with important feedback which it uses to improve its product offerings and to respond rapidly to changing market trends.

Foreign operations

In 2005, 75% of Dorel’s sales took place in the United States, 4% in Canada and 21% in Europe and elsewhere.  In 2004, these percentages were 76% in the United States, 4% in Canada and 20% in Europe and elsewhere. The origin of Dorel’s sales from its various facilities is as follows: United States – 61%, Canada – 11%, Europe – 21% and elsewhere – 7%.  In 2004 these percentages were United States – 66%, Canada – 10% and Europe – 19% and elsewhere – 5%.

Components

Dorel purchases raw materials, component parts and finished goods for the manufacturing of the products. The main commodity items purchased for production include particleboard and plastic resins.  Key component parts include car seat and futon covers, hardware, buckles and harnesses and futon frames.  These parts are derived from textiles, and a wide assortment of metals, plastics and wood.  Plastic resin prices were on average 20% higher in 2005 than in 2004, while steel prices were on average 10% higher in 2005 versus 2004.  These higher raw material costs were a significant contributor to decreased margins in 2005.

The Company's purchased finished goods are largely produced from steel, aluminium, resins, textiles, rubber and wood.  Prices of these commodities increased during 2005, causing purchase price increases in finished goods. In addition, Dorel is among the world’s largest 15 purchasers of ocean freight container transport from the Far East. Container freight costs were higher in 2005 relative to 2004 as supply continued to be tight in both eastbound trans-pacific and Asia-Europe lanes and due to higher fuel costs.

Intangible Properties

Strong consumer brands are an important element of Dorel’s strategy. As examples, in North America, Dorel’s Schwinn product line is one of the most recognized sporting goods brand names, as are brands such as Nike, Reebok and Adidas. Safety 1st is a highly regarded Dorel brand in the North American juvenile products market. In Europe, Bébé Confort is universally recognized and has superior brand awareness in France. These brands, and the fact that Dorel has a wide range of other brand names, allows for product and price differentiation within the same product categories. Additionally, Dorel is the sole owner of all patents, brands and manufacturing licenses for its products.  The loss of any one of these patents would not adversely impact Dorel’s operations.

Cycles

Dorel’s seasonality of sales can vary from year to year. In 2005, the first quarter was the strongest of the year. In 2004 and 2003, the fourth quarter was the strongest of the year. Historically, sales have tended to be their lowest during the second quarter of the year. However, the acquisition of Pacific Cycle has changed that, as the second quarter is traditionally its strongest. Therefore since 2004, seasonality is not a material factor in quarterly results, though operating segments within Dorel vary more significantly.

Competitive Conditions

Pacific Cycle in the U.S. participates in the $75 billion USD recreational products industry comprised of sports and fitness equipment, footwear, apparel and recreational transport items including bicycles, pleasure boats and RVs.  Within the recreational products market, the U.S. bicycle industry accounts for an estimated $5.5 billion USD in retail sales annually, of which approximately $2.3 billion USD represents bicycles while the remainder represents parts and accessories.

While sales have varied during certain periods with product trends, such as the rise in popularity of mountain bikes in the late 1990s, the overall market has been stable.  Since 1995, between 16 and 18 million units have been sold in the U.S each year.  While the U.S. bicycle market has remained relatively flat over the past five years, the mass merchant channel has captured market share. Purchasing patterns are generally influenced by economic conditions, weather and seasonality.  The mass merchant channel today represents over 75% of unit sales. During that same period, the average retail price of bicycles has fallen as production has shifted almost entirely overseas. As discussed, Pacific Cycle has garnered an industry-leading share of total U.S. bicycle sales, including a significant presence in the mass merchant sector.

As for the Home Furnishings segment, Dorel believes it is now the second largest producer of RTA furniture in North America. The Company’s competitors include Bush Industries, O’Sullivan Industries and Sauder. Besides these large RTA manufacturers, the Home Furnishings industry segment in which Dorel competes is characterized by a large number of smaller competitors. As such, there is little market share information available that would help determine the Company’s size or performance in relation to these competitors.

As for the Juvenile Products segment, in Dorel’s view, it is among the three largest juvenile products companies in North America along with Graco (a part of the Newell Group of companies) and Evenflo Company Inc. In Europe, Dorel is also one of the largest juvenile products companies, competing with firms such as Britax, Peg Perego, Chicco, as well as several smaller companies. Dorel’s combined juvenile operations make it the largest juvenile products company in the world, within its principal categories.

Although the diversity of products and fragmented markets of the home furnishings and recreational products industries make useful comparisons difficult, Dorel believes that the following table sets out the major competitors of each of its business segments:

Home Furnishings Furniture Segment	Juvenile Products Segment	Recreational/Leisure Segment
Sauder / Bush	North America	Huffy
O’ Sullivan / Creative Interiors	Evenflo	Dynacraft
Lifetime / Tri-Cam	Graco	Trek
Werner / Louisville Ladder Group	The First Years	Derby
Gusdorf / Bestar	Fisher Price	Giant
Meco / Verco	Britax	Specialized
Amisco / Pilliod	Summer	Cannondale
Mylex / Z-Line	Europe
Pilliod / Powell	Britax / Avent
Linon	Chicco / Graco
Imports from the Orient	Babycar / Team Tex
Peg Perego / Jane

Product Development

Product development is an important element of Dorel’s past and future growth. As a growing consumer products company, Dorel has invested heavily in this area, focusing on innovation, quality, safety and speed to market with several design and product development centres. Each of Dorel’s operating segments generally introduces a large number of new products. Additionally, quality control is an essential part of Dorel’s competitive position.  Most products are developed to exclusive specifications and rigid safety standards, particularly as regards the Juvenile Products Segment. Over the past two years, Dorel has spent $34.0 million on new product development.

North American research and development is done at several locations.  Car seat research and development is done at DJG USA’s plant in Columbus, Indiana.  This facility includes a 25,000 square foot area dedicated to research and development with respect to car seats and also to new home furnishings products carried by the Cosco Home & Office division.  Other juvenile products are conceived, designed and developed at a design centre in Canton, Massachusetts.  RTA products are conceived and developed at one central design centre at Ameriwood’s head office in Wright City, Missouri.  In Europe, development is carried out in Helmond, Holland and Cholet, France.

As new product development is vital to the continued success of Dorel, the Company must make capital investments in research and development, moulds and other machinery, equipment and technology.  It is expected that the Company will invest at least $25.0 million USD over the course of 2006 to meet its new product development and other growth objectives. It is expected that these capital additions will be funded by cash flow generated by existing operations.

Environmental Protection

To Dorel’s knowledge, all Dorel segments currently operate within existing environmental regulations.  Dorel assumed certain environmental liabilities and contingencies associated with the Michigan plant acquired with the purchase of Ameriwood in 1998.  At December 30, 2005, the balance of the provision recognized in connection with this contingency amounts to $240,000 USD.  Any amounts incurred in excess of the provision are not expected to have a material adverse affect on the Company.

Employees

At the end of fiscal 2005, Dorel employed approximately 4,500 in 14 countries.  Approximately 3,200 of these employees are based in North America of which 1,400 are unionized.  These unionized employees are subject to a total of six collective agreements.  The majority of the remaining 1,300 employees are based in Europe, where it is common for companies to have different classes of employees be covered by varying collective agreements.  In Dorel’s case, there are approximately 165 employees under 28 different collective agreements.  No labour problems were experienced in 2005 and Dorel considers its labour relations to be good.

RISK FACTORS

Product and Brand Development

To support continued revenue growth, the Company must continue to update existing products, design innovative new items, develop strong brands and make significant capital investments. The Company has invested heavily in product development and plans to keep it at the centre of its focus. In addition, the Company must continue to maintain, develop and strengthen our end-user brands. Should the Company invest in or design products that are not accepted in the marketplace, or if its products are not brought to market in a timely manner, and in certain cases, fail to be approved by the appropriate regulatory authorities, this could negatively impact future growth.

Concentration of Revenues

For the year ended December 30, 2005, approximately 59.1% of Dorel’s revenues came from its three largest customers. In 2004, there were two major customers representing 51.4% of total revenues. Dorel does not have long-term contracts with its customers, and as such revenues are dependent upon Dorel’s continuing ability to deliver attractive products at a reasonable price, combined with high levels of service. There can be no assurance that Dorel will be able to sell to such customers on an economically advantageous basis in the future or that such customers will continue to buy from Dorel.

Credit Risk

A substantial portion of Dorel’s revenues are to major retail chains. If certain of these major retailers cease operations, there could be a material adverse effect on the Company’s consolidated results of operations. It should be noted that the Company conducts ongoing credit reviews and maintains credit insurance on selected accounts to minimize this risk.

Product Costs

As discussed, Dorel purchases raw materials, component parts, and finished goods. The main commodity items purchased for production include particle board and plastic resins.  Key component parts include car seat and futon covers, hardware, buckles and harnesses, and futon frames.  Plastic resin prices were on average 20% higher in 2005 than in 2004, while steel prices were on average 10% higher in 2005 versus 2004.   These higher raw material costs were a significant contributor to decreased margins in 2005.  Furthermore, rising energy costs contributed to increased costs in operating facilities, as well as in shipping the Company’s products. The Company's purchased finished goods are largely produced from steel, aluminium, resin, textiles, rubber and wood.  Prices of these commodities increased during 2005, causing increases in the prices paid for these goods. In addition, container freight costs were higher in 2005 relative to 2004. The higher costs experienced in 2005 are expected to remain in place throughout most of 2006. Further increases in these costs could affect earnings negatively going forward.

Product Liability

As with all manufacturers of products designed for use by consumers, Dorel is subject to numerous product liability claims, particularly in the U.S. At Dorel, there is an ongoing effort to improve quality control and to ensure the safety of its products. The Company is insured for product liability, by the use of both traditional insurance and by the Company's wholly owned subsidiary, Dorel Insurance Corporation, which functions as a captive insurance company, providing a self funded insurance program to mitigate its product liability exposure. No assurance can be given that a judgment will not be rendered against it in an amount exceeding Dorel’s insurance coverage limits.

Foreign Currency

As a multinational company that uses the U.S. dollar as its reporting currency, Dorel is subject to variations in currency values against the U.S. dollar. The functional currency of Dorel’s European operations is the Euro, with all other significant subsidiaries using the U.S. dollar as its functional currency. As a result, Dorel’s operating units outside of the U.S. assume the majority of the Company’s foreign exchange risk.

Dorel’s Canadian Home Furnishing businesses benefit from a stronger U.S. dollar as large portions of its revenues are generated in the U.S. and the majority of its costs are in Canadian dollars. This situation is mitigated by Dorel’s Canadian juvenile operations that import U.S. dollar denominated goods and sell to Canadian customers. Dorel’s European operations are negatively effected by a stronger U.S. dollar as portions of its purchases are in U.S. dollars while its revenues are not. Where advantageous, the Company uses options, futures and forward contracts to hedge against these adverse fluctuations in currency. While the Canadian operations and European operations offset the possible negative impact of changes in the U.S. dollar, a significant change in the value of the U.S. dollar could affect future earnings.

Income Taxes

The Company’s current organizational structure has resulted in a comparatively low effective income tax rate. This structure and the resulting tax rate are supported by current domestic tax laws in which the Company operates and by the application of income tax treaties between various countries. Unanticipated changes to either these current domestic tax laws or rates, or to these tax treaties, could impact the effective income tax rate of the Company.

Valuation of Goodwill and other Intangible Assets

As part of annual impairment tests, the value of goodwill and other indefinite life intangible assets are subject to significant assumptions, such as future expected cash flows, comparable market transaction multiples and assumed discount rates. In addition, the value of customer relationship intangible assets recognized includes significant assumptions in reference to customer attrition rates and useful lives. Changes in these assumptions could materially affect these valuations.

DIVIDENDS

It is Company policy not to pay dividends to its shareholders in the belief that cash is best conserved to finance its ongoing growth strategy. The Board of Directors will continue to evaluate the merits of this policy going forward.  As a result, the Company does not anticipate the payment of any dividends in the near future.  Under the Company’s current financing arrangements, the payment of dividends is prohibited if the Company is in default of the credit agreement. These financing arrangements also include certain customary financial covenants that may indirectly restrict the Company’s ability to pay dividends.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The designation of each class and series of the Company’s authorized share capital are:

•

An unlimited number of preferred shares without nominal or par value, issuable in series (none of which are outstanding as at the date of this Renewal Annual Information Form).

•

An unlimited number of Class A Multiple Voting (10 votes per share) Shares without nominal or par value, convertible at any time at the option of the holder into Class B Subordinate Voting Shares on a one-for-one basis, and;

•

An unlimited number of Class B Subordinate Voting (1 vote per share) Shares without nominal or par value, convertible into Class A Multiple Voting Shares on a one-for-one basis, under certain circumstances, if an offer is made to purchase the Class A multiple voting shares.

Market for the Negotiation of Securities, Trading Prices and Volume Traded

The Company’s Class A Multiple Voting Shares and Class B Subordinate Voting Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbols DII.MV and DII.SV, respectively. During fiscal 2004, the trading symbol for the Company’s shares listed on the TSX were changed from DII.A to DII.MV and DII.B to DII.SV, respectively.

The Company’s Class B Subordinate Voting Shares are also listed on the NASDAQ National Market (“NASDAQ”) under the symbol DIIB.  During fiscal 2003, the trading symbol for the Company’s Class B Subordinate Voting Shares listed on NASDAQ was changed from DIIBF to DIIB. The following provides, by market, the price ranges and volume traded of each type of securities for each month of the most recent financial year:

	Class A Multiple Voting Shares Toronto Stock Exchange			Class B Multiple Voting Shares Toronto Stock Exchange			Class B Multiple Voting Shares NADAQ National Market
	Price Range (in Canadian dollars)			Price Range (in Canadian dollars)			Price Range (in U.S. dollars)
Month	Low	High	Volume Traded	Low	High	Volume Traded	Low	High	Volume Traded

Jan-05	41.75	44.35	16,267	41.20	44.25	1,053,343	32.54	36.57	1356,200
Feb-05	42.75	46.30	13,760	42.51	46.79	1,517,832	34.18	37.80	189,700
Mar-05	39.00	45.38	20,951	39.01	45.69	2,212,449	31.81	37.65	537,700
Apr-05	38.25	40.00	6,592	38.05	40.47	953,790	30.35	33.10	199,400
May-05	38.00	42.85	15,785	37.99	43.14	2,152,629	30.24	34.20	110,200
Jun-05	41.50	44.75	5,770	41.31	44.85	906,085	33.59	35.91	54,000
Jul-05	36.26	43.65	18,488	36.00	43.95	1,795,673	29.35	36.05	240,400
Aug-05	34.01	38.00	13,085	34.30	37.95	1,485,548	28.66	32.16	380,100
Sep-05	29.50	36.21	12,007	29.03	36.53	1,496,063	24.75	31.09	287,200
Oct-05	27.50	3106	9,220	28.00	31.99	1,413,790	23.85	27.44	159,300
Nov-05	27.30	29.25	18,050	27.28	29.55	1,562,514	23.00	26.24	289,000
Dec-05	26.50	28.65	29,111	26.51	29.24	1,664,544	23.00	25.09	307,200

DIRECTORS AND SENIOR OFFICERS

The names, municipalities of residence, period during which each has served as a director where applicable, offices held with the Company and principal occupations of the directors and senior officers of the Company are as follows:

Name and municipality of residence	Director since	Office	Principal occupation
Martin Schwartz Montreal, Quebec	1987	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company
Jeff Segel Montreal, Quebec	1987	Executive Vice-President, Sales and Marketing and Director	Executive Vice-President, Sales and Marketing of the Company
Alan Schwartz Montreal, Quebec	1987	Executive Vice-President, Operations and Director	Executive Vice-President, Operations of the Company
Jeffrey Schwartz Toronto, Ontario	1987	Executive Vice-President, Chief Financial Officer, Secretary and Director	Chief Financial Officer of the Company
Camillo Lisio Montreal, Quebec	—	Vice-President and Chief Operating Officer	Chief Operating Officer of the Company
Frank Rana Montreal, Quebec	—	Vice-President, Finance and Assistant-Secretary	Vice-President, Finance of the Company
Edward Wyse Montreal, Quebec	—	Vice-President, Corporate Procurement	Vice-President, Corporate Procurement of the Company
Dr. Laurent Picard Montreal, Quebec	1988	Director	Corporate Director
Maurice Tousson(1)(2) Toronto, Ontario	1995	Lead Director	President and Chief Executive Officer CDREM Inc. (retailer)
Harold P. (Sonny) Gordon, Q.C.(1) (2) Sunny Isles, Florida	2003	Director	Chairman Dundee Corporation (financial services, wealth management and investment company)
Dian Cohen(2) Toronto, Ontario	2004	Director	President DC Productions Limited (economic communications and management consulting)
Alain Benedetti, FCA(1) Saint Anne des Lacs, Quebec	2004	Director	Corporate Director
Robert P. Baird, Jr. Old Greenwich, Connecticut	2005	Director	President and Chief Executive Officer Philips Domestic Appliances and Personal Care (a division of Koninklijke Philips Electronics N.V.)

(1)

Member of the Audit Committee

(2)

Member of the Human Resources and Corporate Governance Committee

During the last five years, each of the directors and senior officers have been engaged in their present principal occupations or in other executive capacities with the companies indicated opposite their names, with the exception of: (i) Mr. Camillo Lisio, who prior to August 2004 was an independent management consultant and prior to April 2001 was President and Chief Operating Officer of Saputo Inc.; (ii) Mr. Harold P. (Sonny) Gordon, Q.C., who prior to November 15, 2001 was the Vice-Chairman of Hasbro, Inc., a position he held until May 2002; (iii) Mr. Alain Benedetti, who prior to July 2004 was Vice-Chairman at Ernst & Young LLP; and (iv) Robert P. Baird, Jr. who prior to May 2002 was a consultant in the New York office of Egon Zehnder International. The term of each of the directors listed above will expire at the next annual general meeting of shareholders of the Company.

Beneficial Ownership

As at December 30, 2005, the directors and senior officers beneficially owned in the aggregate, directly or indirectly, or exercised control or direction over, 3,070,400 Class A Multiple Voting Shares representing 68.6% of the issued and outstanding Class A Multiple Voting Shares and 1,604,354 Class B Subordinate Voting Shares representing 5.7% of the issued and outstanding Class B Subordinate Voting Shares of the Company.

Executive Compensation

The following table sets forth all annual compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended December 30, 2005, 2004 and 2003 in respect of the President and Chief Executive Officer, and the four other most highly compensated executive officers (collectively, the “Named Executive Officers”).

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards		Payouts
		Salary	Bonus	Other annual compensation(1)	Number of options	Restricted stock	LTIP	All
Name and Principal Position		$	$	$	granted	awards	payouts	Other
Martin Schwartz	2005	750,000	525,000	—	—	—	—	—
President and Chief	2004	750,000	900,000	—	75,000	—	—	—
Executive Officer	2003	725,000	914,932	—	—	—	—	—
Jeff Segel	2005	750,000	525,000		—	—	—	—
Executive Vice-President,	2004	750,000	900,000	—	75,000	—	—	—
Sales and Marketing	2003	725,000	914,932	—	—	—	—	—
Alan Schwartz	2005	750,000	525,000		—	—	—	—
Executive Vice-President,	2004	750,000	900,000	—	75,000	—	—	—
Operations	2003	725,000	914,932	—	—	—	—	—
Jeffrey Schwartz	2005	750,000	525,000		—	—	—	—
Executive Vice-President	2004	750,000	900,000	—	75,000	—	—	—
and Chief Financial Officer	2003	725,000	914,932	—	—	—	—	—
Camillo Lisio	2005	448,667	313,394	—	—	—	—	—
Vice-President,	2004	163,461	178,321	—	100,000	—	—	—
Chief Operating Officer	2003	n/a	n/a	—	n/a	—	—	—

(1)

Disclosure of perquisites and other personal benefits is required only if they are greater than the lesser of $50,000 and 10 percent of the total of the annual salary and bonus of the Named Executive Officer.

During the fiscal year ended December 30, 2005, the Company paid a total of $3,919,084 in salary and $2,652,365 in bonuses to its seven executive officers.

Board of Directors’ Compensation

In 2005, the Company paid directors’ fees only to the Company’s independent directors.  The basis for compensation of the independent directors was as follows:

•

annual director’s fee: $25,000;

•

additional fee for the Lead Director: $10,000;

•

Audit Committee Chairman fee: $6,000;

•

Audit Committee member fee (other than Chairman): $3,000;

•

Human Resource and Corporate Governance Committee Chairman fee: $4,000;

•

Human Resources and Corporate Governance Committee member fee (other than Chairman): $2,000;

•

Board of Directors and committee meeting fee: $1,000 per meeting; and

•

Reimbursement of travel and out-of-pocket expenses.

Fees to the independent members of the Board of Directors in 2005 were as follows:

Name	Annual fee	Committee fees	Board attendance fees	Committee attendance fees	Total fees
Maurice Tousson	$35,000	$5,850	$7,000	$12,000	$59,850
Harold P. Gordon	25,000	7,000	7,000	12,000	51,000
Laurent Picard	25,000	-	5,000	-	30,000
Dian Cohen	25,000	2,000	7,000	5,000	39,000
Alain Benedetti	25,000	5,150	6,000	7,000	43,150
Robert P. Baird, Jr.	12,500	-	4,000	-	16,500

Where board of director or committee membership was for less than a full year, the applicable fee was pro-rated accordingly. During the year, Mr. Alain Benedetti replaced Mr. Maurice Tousson as the Chairperson of the Audit Committee.  The Corporation has a Deferred Share Unit Plan (DSU plan), which enables external directors to defer receipt of their compensation until their term expires or they resign. This plan became effective July 1, 2004 and during the year ended December 30, 2005, five of Corporation’s six directors elected to accept all of their director fees pursuant to the Deferred Share Unit Plan and to defer receipt of their compensation until such time as their term expires or they resign.  Accumulating shares through the DSU plan aligns the interests of the directors with those of the shareholders.

Option Grants during the Most Recently Completed Fiscal Year

No options were granted to the Named Executive Officers during the fiscal year ended December 30, 2005.

Share, Option and Deferred Share Units of Directors

The following table sets out the details of all Shares, Options and Deferred Share Units held by the directors of the Company as of February 28, 2006:

Name, municipality of residence and principal occupation	Number of shares beneficially owned or over which control is exercised as at February 28, 2006		Number of Class B shares subject to option	Number of Deferred Share Units held
	Class A	Class B
Martin Schwartz	765,600	400,850	175,000	—
Jeff Segel	765,600	370,850	175,000	—
Alan Schwartz	771,600	385,923	175,000	—
Jeffrey Schwartz	765,600	400,850	175,000	—
Dr. Laurent Picard	—	24,100	24,000	—
Maurice Tousson	2,000	15,400	30,000	2,525
Harold P. “Sonny” Gordon, Q.C.	—	—	36,000	2,102
Dian Cohen	—	300	—	1,569
Alain Benedetti, FCA	—	—	—	1,720
Robert P. Baird, Jr.	—	—	—	564

Options Exercised in Last Fiscal Year and Fiscal Year End Option Value

The following table sets out information concerning the exercise of stock options during the 2005 fiscal year by each of the Named Executive Officers and the number and value of options held by the Named Executive Officers at fiscal year end.

	Shares acquired on	Value	Number of unexercised options at fiscal year end	Value of unexercised in the money options at fiscal year end ($) (1)
Name	exercise	realized ($)	Exercisable / Unexercisable	Exercisable	/	Unexercisable
Martin Schwartz	-	-	93,750 / 81,250	-	/	-
Jeff Segel	-	-	93,750 / 81,250	-	/	-
Alan Schwartz	-	-	93,750 / 81,250	-	/	-
Jeffrey Schwartz	-	-	93,750 / 81,250	-	/	-
Camillo Lisio	-	-	25,000 / 75,000	-	/	-

(1) The value of unexercised “in the money” options is calculated using the closing price of the Class B Subordinate Voting Shares on the Toronto Stock Exchange on December 30, 2005 ($29.24) less the respective exercise prices of the options.

Indebtedness of Directors and Officers

The Sarbanes-Oxley Act of 2002 (“Sarbanes”) prohibits public companies (such as the Company) whose securities are listed on a U.S. securities exchange or NASDAQ (“Nasdaq”), from making loans or otherwise extending loans or arranging credit to directors and executive officers except in very limited circumstances. Loans or other arrangements that existed on July 30, 2002 may be maintained, but they may not be extended or materially modified. As of December 30, 2005, the Company had no loans outstanding with any of its directors or executive officers.

PRINCIPAL SHAREHOLDERS

As at February 28, 2006, to the best knowledge of the Company, the following persons beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the Class A Multiple Voting Shares of the Company:

Name and place of residence	Number of shares held	Percentage of class
Alan Schwartz	771,600	17.2%
Montreal, Quebec
Martin Schwartz	765,600	17.1%
Montreal, Quebec
Jeff Segel	765,600	17.1%
Montreal, Quebec
Jeffrey Schwartz	765,600	17.1%
Toronto, Ontario
Laura Schwartz	669,240	15.0%
Montreal, Quebec

As at the same date, to the best knowledge of the Company, the following person beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the Class B Subordinate Voting Shares of the Company:

Name and place of residence	Number of shares held	Percentage of class
Franklin Templeton Investments Corp.San Mateo, California	5,335,988	18.8%

TRANSFER AGENT AND REGISTRAR

The name of Dorel’s transfer agent and location of the Company’s registers are the following: Computer Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 (email: service@computershare.com).

NAMES AND INTEREST OF EXPERTS

Dorel’s external auditors are KPMG, LLP, located at 600 de Maisonneuve Boulevard West, Suite 1500, Montreal, Quebec, H3A 0A3, who reported on   the consolidated financial statements as at December 30, 2005 and for the year then ended, which have been filed under National Instrument 51-102.  KPMG LLP is independent in accordance with the auditor's rules of professional conduct in Quebec.

INFORMATION ON THE AUDIT COMMITTEE

Audit Committee’s Charter

The Audit Committee Charter sets out the roles and responsibilities of the Audit Committee of the Company. A copy of the charter is attached hereto as Schedule B.

Composition of the Audit Committee

The Audit Committee is composed of Messrs. Alain Benedetti, FCA, Maurice Tousson and Harold Gordon.  Each member of the Committee is independent and financially literate within the meaning of Regulation 52-110.

Financial Literacy

Each member of the Company’s Audit Committee has a good command of generally accepted accounting principles and has the ability to understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. This section describes at greater length how these members acquired that financial literacy.

Alain Benedetti:  Alain Benedetti, FCA, is the retired Vice-Chairman of Ernst & Young LLP, where he worked for 34 years, most recently as the Canadian area managing partner, overseeing all Canadian operations.  Prior thereto, he was the managing partner for eastern Canada and the Montreal office.  Mr. Benedetti has extensive experience with both public and private companies and currently serves on the board of directors of two other Canadian public companies.  He is also the vice-chair of the Canadian Institute of Chartered Accountants. Mr. Benedetti has served on the Audit Committee of Dorel since 2004 and has been its Chairperson since early 2005.

Maurice Tousson:  Mr. Tousson is currently the President and Chief Executive Officer of CDREM Inc., a chain of retail stores known as Centre du Rasoir or Personal Edge, a position he has held since January 2000.  Mr. Tousson has held executive positions at well known Canadian specialty stores, including Chateau Stores of Canada, Consumers’ Distributing and Sports Experts, with responsibilities for operations, finance, marketing and corporate development.  Currently Mr. Tousson sits on the board of directors of Le Chateau Inc. and several privately held companies. Mr. Tousson holds an MBA degree from Long Island University in New York.

Harold P. “Sonny” Gordon: Mr. Gordon has been Chairman of the Board of Directors of Dundee Corporation (formerly Dundee Bancorp Inc.) since November 2001, prior to which he was Vice-Chairman of Hasbro Inc., a position he held until May 2002.  Mr. Gordon has previously worked as a special assistant to a Minister of the government of Canada, and was a managing partner of Stikeman Elliott LLP during his 28-year career as a practicing lawyer.  Mr. Gordon serves as a director of Alliance Atlantis Communications Inc., Dundee Corporation, Madacy Holding Inc., Pethealth Inc. and Transcontinental Limited and is chairman of the Sauvé Scholars Foundation.

Pre-approval Policies and Procedures for Audit Services

In 2003, the Audit Committee adopted a policy regarding the breadth of services provided by external auditors. This policy forbids the Company from hiring external auditors to provide certain non-auditing services. Under certain exceptions, the policy provides that the Company may hire external auditors to provide non-audit services that are not prohibited, on condition that they be pre-approved by the Audit Committee.

A copy of the policy is attached hereto as Schedule C.

External Auditor Service Fees (by Category)

In 2005, the Company’s auditors were KPMG, LLP.  In 2004, the Company’s lead auditors were Goldsmith Hersh, Chartered Accountants.  In that year other accounting firms served as the auditors of certain of the Company’s subsidiaries, and reported their findings to Goldsmith Hersh, Chartered Accountants.

The table below represents all fees paid to the Company’s various auditors for the years ended December 30, 2005 and 2004:

	Year ended December 30
	2005	2004
	(in U.S. dollars)
Audit services …………………………………………………………..	$1,272,750	$1,358,000
Audit related services …………………………………………………..	61,600	92,000
Tax services ………………………………………………………….….	7,250	249,000
Non-audit services …………………………………………………....	-	122,000
TOTAL ……………………………………………………………….…	$1,341,600	$1,821,000

1.

Audit fees were charged for professional services rendered by the auditors for the audit of the Registrant’s annual financial statements or services provided in connection with certain statutory and regulatory filings or engagements.

2.

Audit-related fees were charged for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported as part of audit fees, including the audit of employee retirement benefit plan.

3.

Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of tax compliance (including the review of tax returns, assistance with questions regarding tax audits and preparation of certain employee tax returns), and tax planning and advisory services relating to common forms of domestic and international taxation.

4.

These fees were paid for products and services other than the audit fees, audit-related fees and tax fees, principally for management consulting, advice on the impact of new business acquisitions and on other potential transactions.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness (if any), principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, that is not included herein, will be contained in the Company’s Management Proxy Circular to be issued in connection with the Company’s annual general meeting of shareholders that will involve the election of directors, to be held on June 21, 2006.  Additional information relating to the Company may be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission website at www.sec.gov/edgar.

Additional financial information may be found in the Company’s financial statements and MD&A for the fiscal year ended December 30, 2005.

Schedule A – Major Companies within the Dorel Industries Inc. Group As of December 30, 2005

Name	Jurisdiction

North America
Dorel Industries Inc.	Quebec
Ameriwood Industries Inc.	Delaware
Ameriwood Industries Inc.	Michigan
Ameriwood Industries Inc.	Ohio
Dorel Juvenile Group, Inc.	Massachusetts
Dorel Design & Development, LLC	Indiana
Pacific Cycle, Inc.	Delaware

Europe
Dorel (U.K.) Limited	United Kingdom
Maxi Miliaan B.V.	The Netherlands
Dorel Germany GmbH	Germany
Maxi-Cosi France SA	France
Dorel France SA	France
Dorel Belgium SA	Belgium
Dorel Hispania SA	Spain
Dorel Italia SpA	Italy
Dorel Juvenile Switzerland SA	Switzerland
Dorel Portugal LdA	Portugal
BeBe and Co SAS	France
Bambinid SAS	France
AMPA 2P SAS	France
Dorel Suisse SARL	Switzerland
Dorel Hungary Ltd.	Hungary

Other
Dorel Insurance Corporation	Barbados
Dorel Limited	Barbados
Dorel Asia SRL	Barbados
Dorel Finance Limited	Barbados
Dorel Capital Limited	Barbados
Dorel Far East limited	Hong Kong
Dorel Asia Limited	Hong Kong

Schedule B

DOREL INDUSTRIES INC.

AUDIT COMMITTEE CHARTER

The Audit Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities relating to the quality and integrity of the accounting, auditing, and reporting practices of the company and such other duties as directed by the Board of directors or imposed by legislative and Exchanges’ authorities.

STRUCTURE AND ORGANIZATION

1.

The Committee will be composed solely of Directors who are independent of the management of the company and are free of any relationship that, in the opinion of the Board of Directors, may interfere with their exercise of independent judgment as a committee member, all in accordance with applicable securities and exchange regulations.

2.

The membership of the Committee will consist of at least three independent members of the Board of Directors. Committee members and the Committee Chairman shall be designated by and serve at the pleasure of the Board of Directors. All members must be financially literate and at least one member must have accounting or related financial management expertise, in each case in the judgment of the Board of Directors.  The Committee shall appoint a Secretary who need not be a Director of the Company.

3.

The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend the meetings and provide pertinent information as necessary. The required quorum is two out of three members, or three out of four members, depending on the total number of members on the Committee at the time of the meeting.

4.

The Committee is expected to maintain free and open communication with management, internal audit and the external auditors.

5.

The Committee has the authority to investigate any matter brought to its attention and to retain outside counsel for this purpose if, in its judgment, that is appropriate.

6.

Members of the Audit Committee are prohibited from receiving any payment, either directly or indirectly, from the Company other than for Board or Audit Committee.

7.

The Committee may delegate authority to subcommittees, including the authority to pre-approve all auditing and permitted non-audit services, providing that such decisions are presented to the full Committee at its next scheduled meeting.

GENERAL RESPONSIBILITES

1.

Meet periodically with representatives of the external auditors, the Director of Internal Audit, and management in separate sessions to discuss any matters that the Committee or these groups believe should be discussed privately (in camera) with the Committee. Provide sufficient opportunity for the external auditors to meet with the internal auditors as appropriate without members of the management being present.

2.

Submit the minutes of all Committee meetings to the Board of Directors.

3.

Review and reassess the adequacy of this Charter annually.

RESPONSIBILITIES FOR ENGAGING EXTERNAL AUDITORS

1.

Recommend for approval by the Board of Directors and ratification by the shareholders the selection and retention of an independent firm of Chartered Accountants as external auditors, approve compensation of the external auditors, and review and approve in advance the discharge of the external auditors.

2.

Review the independence of the external auditors. In considering the independence of the external auditors, the Committee will review the nature of the services provided by the external auditors’ firm and the fees charged, and such other matters as the Committee deems appropriate.

3.

Arrange for the external auditors to be available to the Board of Directors at least annually to help provide a basis for the Board’s approval of the external auditors’ appointment.

4.

Approve all allowable non-audit related services to be provided by the Company’s external auditors on a case-by-case basis.

DOREL INDUSTRIES INC.

AUDIT COMMITTEE CHARTER (continued)

RESPONSIBILITIES FOR OVERSIGHT OF THE QUALITY AND INTEGRITY OF ACCOUNTING, AUDITING, AND REPORTING PRACTICES OF THE COMPANY

1.

Review the annual audited financial statements and quarterly financial statements, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, with management and the external auditors prior to release. The Committee, or at least its Chairman, should discuss each quarterly earnings announcement with management (and the external auditors if desired) prior to release. These discussions should cover the quality of the financial reporting, and such others matters as the Committee deems appropriate.

2.

Review disclosures made by the President and Chief Executive Officer and the Executive Vice-President, Chief Financial Officer and Secretary during the Form 40-F and Form 52-109F certification process about significant deficiencies in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Company’s internal controls.

3.

Review with the external auditors and management the audit plan of the external auditors for the current year and the following year.

4.

Review with the external auditors and financial and accounting personnel, the adequacy and effectiveness of the accounting, financial, and computerized information systems controls of the company.

5.

Establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Such complaints are to be treated confidentially and anonymously.

6.

Review and approve all related party transactions undertaken by the Company.

PERIODIC RESPONSIBILITIES

1.

Review periodically with management any legal and regulatory matters that may have a material impact on the company’s financial statements, compliance policies, and compliance programs.

2.

Review with management and approve transactions involving management and/or members of the Board of Directors, which would require disclosure under SEC or TSE rules.

3.

Oversee the company’s Corporate Compliance Program and periodically review and suggest to management any necessary improvements for the Compliance Program.

4.

Perform such other functions assigned by law, the company’s charter or bylaws, or by the Board of Directors.

5.

Review services and related fees for work done by the external auditors in the period and newly pre-approved services since the prior meeting as well as an updated projection of the total costs for the fiscal year.

6.

Review the process for communicating the Code of Conduct to Company personnel, and for monitoring compliance therewith.

7.

Review with the Director, Internal Audit the charter, plans, activities, staffing and organization structure of the internal audit function.  Ensure there are no unjustified restrictions or limitations, and review and concur in the appointment, replacement, or dismissal of the Director, Internal Audit.

8.

Discuss with management the Company’s major policies with respect to risk assessment and risk management.

Schedule C

DOREL INDUSTRIES INC.

POLICIES AND PROCEDURES REGARDING SERVICES

PROVIDED BY EXTERNAL AUDITORS

PURPOSE

Dorel Industries Inc. and its controlled subsidiaries (together the "Corporation") should not obtain services from KPMG LLP or any other audit firm that attests any financial statements or other financial information of the Corporation or from an affiliate of such audit firm (the audit firm, together with its affiliates, being an "external auditor") if those services would reasonably be expected to compromise the independence of the external auditor. In this context, the Audit Committee is required to pre-approve the audit and non-audit services performed by an external auditor.

Nothing in these policies and procedures shall be, or be interpreted as, a delegation to management of any of the responsibilities of the Audit Committee under applicable law.

POLICY REGARDING PROCUREMENT OF AUDIT SERVICES AND NON AUDIT SERVICES

The primary purpose of this Policy is to ensure that Dorel Industries Inc. (“Dorel”) engages its public accountants to only provide permitted audit and non-audit services that are compatible with maintaining independence. Dorel recognizes that investor confidence in public companies is based in part on the maintenance of independence, in fact and in appearance, by the public accounting firms that perform financial statement audits for those companies. Dorel and its Audit Committee believe that it is prudent to establish a formal policy to define the basis upon which our external auditors may be engaged to provide audit and non-audit services. Services discussed below where external auditors are engaged require the pre-approval of the Audit Committee, in accordance with this Policy.

This Policy applies to Dorel and all corporations, subsidiaries, branches and other entities directly or indirectly owned by Dorel that are included in Dorel’s consolidated financial statements. This Policy is to be approved annually by Dorel’s Audit Committee or more frequently as necessary due to change in statute or regulatory rule-making. The responsibility for ensuring that Dorel’s external auditor is engaged to perform only those services that are compatible with maintaining the firm’s independence from Dorel rests with its external auditor, the Executive Vice-President, Chief Financial Officer and Secretary, the Vice-President, Finance and Assistant Secretary, the Corporate Controller and the Audit Committee. Annually, the Vice President, Finance and Assistant Secretary will prepare a summary of the fees paid to the external auditor for audit and other permitted services, for inclusion in the annual proxy statement.

In accordance with this Policy, all audit services and related fees have to be pre-approved by the Audit Committee. To allow efficiency in the performance of such services, the Chairman of the Audit Committee can act on behalf of the Committee by providing pre-approval, between meetings of the Committee. He will report such approval at the next Committee meeting.

Any questions or interpretations of such matters should be addressed by the Audit Committee.  For the purposes of this Policy, the scope of external auditor services is classified into the following categories.

PERMITTED SERVICES

Audit Services/Audit Related

These services generally are highly correlated with the role of an independent auditor. Such services include matters such as analysis and interpretation of accounting principles and their application.

1 AUDIT SERVICES:

• Audits of consolidated financial statements including quarterly reviews, consultation on accounting issues, attendance at Audit Committee meetings, and use of specialists in connection with the foregoing.

• Assistance in the implementation of new accounting principles.

• Audits of opening balance sheets of acquired companies.

• Compliance letters, agreed-upon procedures, reviews and similar reports based on audited financial statements and the role of external auditors as independent auditors.

• Audits of financial statements and transactions that are used by lenders, filed with government and regulatory bodies and similar reports.

2 AUDIT RELATED SERVICES:

• Services that result from the role of the firm as independent auditor such as reviews of SEC filings, letters to underwriters.

• Employee benefit plan audits and revenues of relevant filings.

3 TAX SERVICES:

These services are expressly allowed under this Policy:

• Tax return and tax accrual reviews, consultations and assistance.

• Tax planning and other compliance related consultation or services.

Tax services cannot however be based on confidential transactions or aggressive interpretation of tax rules.

Fees for tax services may not be on a contingency basis.

Pre the execution of the proposed service, the external auditor is to provide a description of the proposed tax service to the Audit Committee detailing how it could or could not hamper external auditor independence.

4 SPECIFIC APPROVALS:

These services are allowed if specific pre-approval is given by the Audit Committee:

• Employee benefit plan advisory services.

• Cash management and treasury advisory services.

• Strategic planning support (e.g., corporate, business unit, information technology).

• Forensic and other investigative services if directed by the Board or its Audit Committee.

RESTRICTED SERVICES

Restricted services are those services that may not be provided by external auditors, as they are considered by statute or in Dorel’s opinion to be incompatible with the role of an independent auditor, unless it is reasonable to conclude that the results of the service would not be subject to audit procedures during an audit of Dorel’s financial statements. Areas of doubt must be submitted to the Audit Committee in advance of the commitment.

• Bookkeeping or other services related to accounting records or financial statement (e.g., recording journal entries, reconciling accounts, processing data, preparing financial statements, etc.).

• Internal audit services.

• Appraisals, valuation services or fairness opinions.

• Signing tax returns (including payroll tax returns) on behalf of Dorel.

• Actuarial services.

• Signing or co-signing checks.

• Acting as agent for Dorel.

• Human resources functions (managerial position search and evaluation activities).

• Payroll services.

• Broker-Dealer services (including underwriting, promoting, investment banking and investment management).

• Maintaining custody of Dorel funds.

• Acting in a capacity equivalent to that of Dorel management or employee, or performing any decision making, supervisory or ongoing monitoring functions for Dorel.

• Financial Information systems design and/or implementation.

• Legal services.

• Expert witness or testimony services, except where specifically related to Dorel’s accounting policy, procedure, or audited financial statements.

• All other consulting or auditing services of any nature, except as specifically allowed in other sections above.